

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2013

Via E-mail
Ho Leung Ning
Chief Financial Officer
Plastec Technologies, Ltd.
Unit 01, 21/F
Aitken Vanson Centre
61 Hoi Yuen Road
Kwun Tong
Kowloon, Hong Kong 852-21917155

> **Re:** **Plastec Technologies, Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed May 15, 2013**
> **Response dated May 28, 2013**
> **File No. 333-185212**

Dear Mr. Ning:

We have reviewed your amendment and your letter dated May 15, 2013, and we have the following comment.

Form F-1/A filed May 15, 2013

Risk Factors, page 5

1. We appreciate your response to comment 1 in your letter date May 28, 2013, and have some additional questions. For each balance sheet line item, please provide us with an analysis of the amounts excluded from your calculation of restricted net assets and explain their nature and why they do not qualify as restricted net assets. For example, we note the vast majority of your property, plant and equipment has not been included in calculating restricted net assets, while almost all of your plants are located in the PRC. In addition, as requested in our prior comment, please clarify that each of these assets may be transferred to the parent in the form of loans, dividends, etc., without a third party's consent.

You may contact Patricia Do, Staff Accountant, at 202-551-3743 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: David Miller, Via E-mail
       Jeffrey Gallant, Via E-mail